                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of June 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X       Form 40-F
                                -----               -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                              ----------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                              ----------

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                            Yes           No   X
                                -----        -----

       If "Yes" is marked, indicate below the file number assigned to the
          registrant in connection with Rule 12g3-2(b): 82-          .
                                                           ----------


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LOANS TO SUBSIDIARIES

     On June 16, 2004, we, Shinhan Financial Group, approved the extension of a loan in the aggregate principal amount of KRW 50,000,000,000 to Shinhan Capital, our wholly-owned subsidiary. Shinhan Capital provides leasing and equipment financing services to corporate customers. The loan origination date is expected to be June 25, 2004. We plan to fund this loan through the issuance of corporate bonds in the domestic market on June 25, 2004. The maturity of the loan is five
(3) years and the interest rate will be our domestic funding rate plus 20 basis points. Shinhan Capital will use the proceeds for its leasing operation. As of June 25, 2004, total loans outstanding to Shinhan Capital from us will amount to KRW 700,930,558,400.

     * SUMMARY OF THE TRANSACTION:

     1. Name of the Subsidiary (debtor) :          Shinhan Capital

     2. Aggregate Principal Amount of the Loan :   KRW 50,000,000,000

     3. Loan Origination Date :                    June 25, 2004

     4. Total Loans to Shinhan Capital :           KRW 700,930,558,400
        (as of June 25, 2004)

     5. Maturity :                                 5 years

     6. Interest Rate :                            Our domestic funding rate
                                                   plus 20 basis points

     7. Use of Proceeds to Shinhan Capital :       Leasing Operation

     8. Date of Approval :                         June 16, 2004


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : June 17, 2004